EXHIBIT 3.1

AMENDMENTS TO

RESTATED ARTICLES OF INCORPORATION
OF
PACIFIC FINANCIAL CORPORATION

Articles III and V of the Restated Articles of Incorporation of Pacific Financial Corporation are amended and restated as follows:

"ARTICLE III

CAPITALIZATION

"3.1 Authorized Classes of Shares. The total authorized capital stock of the corporation is 30,000,000 shares, divided into 5,000,000 shares of preferred stock, $.01 par value per share, and 25,000,000 shares of Common Stock, $1.00 par value per share.

"3.2. Rights of the Common Stock. Subject to provisions governing preferred stock that may from time to time come into existence, the holders of the common stock shall have unlimited voting rights and the unlimited right to receive the net assets of the corporation upon dissolution. Each share of the common stock of the corporation will be entitled to one vote at all meetings of shareholders. Holders of shares of common stock shall not have the right to cumulate votes in the election of directors. Upon the request of any shareholder or shareholders holding in the aggregate more than 25 percent of all the votes entitled to be cast on any issue proposed to be considered at a special meeting of the shareholders, it will be the duty of the secretary to promptly call a special meeting of the shareholders.

"3.3. Limitations, Preferences, and Relative Rights of the Preferred Stock. The Board of Directors is authorized, subject to the provisions of this Article III and of the Washington Business Corporation Act, to provide for the issuance of shares of the preferred stock in series, to fix the number and determine the designation of any such series, and to determine the preferences, limitations, voting powers, and relative rights of each series, including, without limitation, whether and to what extent the shares of that series shall have voting rights, whether shares of that series shall be redeemable or convertible and, if so, under what circumstances, and whether and the extent to which shares of that series shall be entitled to dividends and other distributions, and to preference over any other class or series of shares with respect to distributions, including upon liquidation or dissolution of the corporation.

"ARTICLE V

ABSENCE OF PREEMPTIVE RIGHTS

"No holder of shares of any class of capital stock of the corporation shall be entitled to preemptive rights to acquire any shares of capital stock of the corporation, whether now or hereafter authorized, or to acquire any obligations issued or sold which are convertible into stock of the corporation, other than such rights, if any, as the Board of Directors in its discretion may from time to time determine, and at such price as the Board of Directors may from time to time fix."